                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _________)*

                       KBL HEALTHCARE ACQUISITION CORP. II
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   48241R 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                         ---------------------------
CUSIP NO. 48241R 10 8                                          PAGE 2 OF 6 PAGES
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Zachary Berk, O.D.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
                              571,429 Shares
NUMBER OF          -------------------------------------------------------------
SHARES               6   SHARED VOTING POWER
BENEFICIALLY                  356,568 Shares
OWNED BY           -------------------------------------------------------------
EACH                 7   SOLE DISPOSITIVE POWER
REPORTING                     571,429 Shares
PERSON             -------------------------------------------------------------
WITH                 8   SHARED DISPOSITIVE POWER
                              356,568 Shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          927,997 Shares
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.3%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                         ---------------------------
CUSIP NO. 48241R 10 8                                          PAGE 3 OF 6 PAGES
----------------------------                         ---------------------------

ITEM 1(a).        NAME OF ISSUER:

                  KBL Healthcare Acquisition Corp. II ("Issuer")
                  --------------------------------------------------------------

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  757 Third Avenue, 21st Floor, New York, New York 10017
                  --------------------------------------------------------------

ITEM 2(a).        NAME OF PERSONS FILING:

                  Zachary Berk, O.D. ("Berk")
                  --------------------------------------------------------------

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of Berk is 757 Third Avenue,
                  21st Floor, New York, New York 10017
                  --------------------------------------------------------------

ITEM 2(c).        CITIZENSHIP:

                  Berk is a United States citizen
                  --------------------------------------------------------------

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.0001 per share
                  --------------------------------------------------------------

ITEM 2(e).        CUSIP NUMBER:

                  48241R 10 8
                  --------------------------------------------------------------

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                  13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange
                  Act;
        (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
        (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act;
        (d)  [ ]  Investment company registered under Section 8 of the
                  Investment Company Act;
        (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
        (f)  [ ]  An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);
        (g)  [ ]  A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G)
        (h)  [ ]  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
        (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                  Company Act;
        (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

----------------------------                         ---------------------------
CUSIP NO. 48241R 10 8                                          PAGE 4 OF 6 PAGES
----------------------------                         ---------------------------

ITEM 4.       OWNERSHIP

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)   Amount beneficially owned:
                    Berk beneficially owns 927,997 shares of common stock
                    representing (i) 571,429 shares of common stock held by Berk and (ii) 118,856 shares of common stock held by each of The
                    Juliana Pearl Berk-Krauss Trust u/a dated July 27, 1998, the
                    Olivia Jade Berk-Krauss Trust u/a dated July 27, 1998 and
                    the Alexander Maxwell Berk-Krauss Trust u/a dated July 27,
                    1998, trusts established for Berk's children. Does not
                    include (i) 180,000 shares of common stock Berk may receive in the event certain vesting provisions are not met pursuant to an agreement between Berk and Michael Kaswan and (ii)
                    shares of common stock beneficially owned by Berk's wife as
                    Berk disclaims beneficial ownership over those shares.

        (b)   Percent of Class:
                    8.3%

        (c)   Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote:
                    571,429 shares of common stock

              (ii)  Shared power to vote or to direct the vote:
                    356,568 shares of common stock

              (iii) Sole power to dispose or to direct the disposition of:
                    571,429 shares of common stock

              (iv)  Shared power to dispose or to direct the disposition of:
                    356,568 shares of common stock

        Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following: |_|

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              None.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
              CONTROL PERSON.

              None.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              None.

----------------------------                         ---------------------------
CUSIP NO. 48241R 10 8                                          PAGE 5 OF 6 PAGES
----------------------------                         ---------------------------

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             None.

ITEM 10.     CERTIFICATIONS.

             None.

----------------------------                         ---------------------------
CUSIP NO. 48241R 10 8                                          PAGE 6 OF 6 PAGES
----------------------------                         ---------------------------

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2006

                                                  /s/ Zachary Berk, O.D.
                                                  ----------------------
                                                  Zachary Berk, O.D.